EXHIBIT 99.2

January 21, 2022

Mr. Craig Kauffman
Chief Executive Officer
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

“That’s a fart in a stiff wind”—Freddy Bender, Intolerable Cruelty

Craig,

On January 18, 2022, Codorus Valley Bancorp, Inc. (“CVLY”) announced a $5 million share repurchase program, which, as noted in the press release, “is the third $5 million stock repurchase program implemented by [CVLY] over the past 12 months.”1 The two earlier $5 million share repurchase programs were announced on September 2, 2021 and January 12, 2021, respectively.2

Per Warren Buffett, share repurchases are generally made for (or justified by) one of two reasons: first, when a company has cash (for banks, that really means capital) in excess of its near-term needs and “its stock is selling in the market below its intrinsic value” and, second, “to pump up or support the stock price.”3

If CVLY and its board of directors (the “Board”) is basing the decision to approve the most recent stock purchase program based on the first reason given above, that suggests that (i) CVLY currently has capital in excess of its near-term needs (“Excess Capital”) and (ii) the Board believes CVLY common stock is trading below “intrinsic value.” As far as Excess Capital goes, I think it is instructive to look at three things: (i) current capital levels, (ii) organic capital generation and (iii) prospective loan growth. Considering a share repurchase program would make sense when current capital plus expected near term retained earnings (i.e., organically generated capital) is more than adequate to support expected future loan growth. The below chart illustrates (using data for and as of the three months ended September 30, 2021 as an example) (i) and (ii) for CVLY and the median of the “Selected Peers” identified in CVLY’s investor presentation dated as of September 30, 2021:4

	Tangible Common Equity/Tangible Assets (%)	Return on Average Assets (%)	Dividend Payout Ratio (%)
Select Peers Median	9.90	1.42	20.01
CVLY	9.05	0.83	26.53

250 Park Avenue

7th Floor

New York, NY 10177

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1 https://ir.peoplesbanknet.com/news-market-data/News/news-details/2022/Codorus-Valley-Bancorp-Inc.Approves-New-Share-Repurchase-Program/default.aspx.

2 https://ir.peoplesbanknet.com/news-market-data/News/news-details/2021/Codorus-Valley-Bancorp-Inc.Approves-New-Share-Repurchase-Program/default.aspx.

3 Berkshire Hathaway Shareholder Letter dated March 1, 2000 available at https://www.berkshirehathaway.com/letters/final1999pdf.pdf.

4 Selected Peers are CCNE, MPB, SMMF, PFIS, ORRF, ACNB, FRBA, CHMG, CZNC, SHBI, OBT, NWFL, FDBC, FUNC, FRAF, BPRN, PTRS, FNCB, ASRV and PBHC. Data is as of or for the three months ended September 30, 2021. Source: S&P Capital IQ.

Using tangible common equity to tangible assets (TCE/TA) as measure of capital adequacy, CVLY is starting with less capital than peers to support future loan growth.5 In addition, since CVLY was significantly less profitable (as measured by return on average assets) than the median of the Selected Peers and paid out a higher percentage of net income to shareholders as dividends, CVLY generates less capital organically than peers. Since, in my opinion, CVLY can hardly be characterized as having much in the way of Excess Capital, the only conclusion that I can come to (as far as supporting a conclusion that CVLY has capital in excess of its near term needs) is that the Board must not expect much in the way of future loan growth (despite your claims to the contrary).

As to whether the Board believes CVLY common stock is trading below intrinsic value, that is a question that I can’t answer. For myself, while I think CVLY’s stock is significantly undervalued, I think that intrinsic value will only be realized through a sale. It might be worth asking the Board if, to the extent they believe CVLY common stock is trading below intrinsic value, they believe that the market will ever recognize that value (and, if so, under what circumstances).

Turning to the second potential reason or justification for a share repurchase program (i.e., “to pump up or support the stock price”), I think it is helpful to look at relative (to illustrative potential acquirers and the Dow Jones U.S. Micro Cap Bank Index (the “Micro Cap Bank Index”)) price to tangible book value (“P/TBV”) percentage expansion or contraction to see if the two prior share repurchase programs were effective in pumping up the price of CVLY common stock.

P/TBV Percentage Expansion/(Contraction) from January 12, 2021 to September 2, 2021

	P/TBV (%) on 1/12/21	P/TBV (%) 9/2/21	Expansion/(Contraction) (% points)
FULT	125.23	130.59	5.36
SASR	167.86	176.25	8.39
PEBO	159.59	167.99	8.40
WSBC	153.59	147.77	(5.29)
FNB	140.45	139.78	(0.67)
FCF	162.04	162.76	0.72
STBA	144.59	143.44	(1.15)
NWBI	158.84	139.84	(18.74)
Micro Cap Bank Index	132.04	150.61	18.57
CVLY	91.09	109.43	18.34

Looking at the period (the “First Measurement Period”) from the announcement of the first share repurchase program to the announcement of the second share repurchase program, CVLY’s valuation improved relative to the illustrative potential acquirers and essentially kept pace with Micro Cap Bank Index (in terms of expansion, though CVLY continued to be valued at an appreciable discount on P/TBV). Obviously, however, Driver Management Company LLC (together with its affiliates, “Driver”) filed its initial Schedule 13D during the First Measurement Period, which may have had some impact on valuation as well.6 It is also worth pointing out that, despite improvement in valuation relative to illustrative potential acquirers, CVLY was trading at a discount to tangible book value at the start of the First Measurement Period and continued to trade at a significant discount (measured by P/TBV percentage) to all illustrative potential acquirers at the end of the First Measurement Period.

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5 I think that TCE/TA is not only generally the capital metric that most investors are focused on (since tangible common equity represents shareholders’ equity) generally but it takes on added importance when a company has elevated non-performing assets relative to peers, as does CVLY (CVLY’s nonperforming assets to assets was 1.69%, close to double the selected peer median of 0.89%)

6 The closing price for CVLY common stock increased by 11% in the seven trading days following the filing of Driver’s initial Schedule 13D.

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P/TBV Percentage Expansion/(Contraction) from September 2, 2021 to January 18, 2022

	P/TBV (%) on 9/2/21	P/TBV (%) on 1/18/22	Expansion/(Contraction) (% points)
FULT	130.59	152.25	21.66
SASR	176.25	204.35	28.10
PEBO	167.99	175.60	7.61
WSBC	147.77	169.92	22.15
FNB	139.78	164.21	24.43
FCF	162.76	205.76	43.00
STBA	143.44	159.98	16.54
NWBI	139.84	162.01	22.17
Micro Cap Bank Index	150.61	149.22	(1.39)
CVLY	109.43	108.10	(1.33)

Somewhat similar to the First Measurement Period, for the period (the “Second Measurement Period”) from the announcement of the second share repurchase program to the announcement of the third share repurchase program, CVLY experienced roughly the same magnitude in contraction in valuation as the Micro Cap Bank Index (while continuing to trade at large discount based on P/TBV percentage). However, while CVLY’s P/TBV percentage remained relatively constant from the beginning to end of the Second Measurement Period, all of the illustrative potential acquirors (already trading at a premium to CVLY based on P/TBV) experienced expansion (and, in some cases, dramatic expansion) of their P/TBV percentage valuation.

In addition, let’s not lose sight of the fact that CVLY common stock continues to trade at only a slight premium to its theoretical liquidation value, meaning the market ascribes little value to CVLY as a going concern.

Returning to Warren Buffet’s two potential reasons or justifications for share repurchase plans, given CVLY’s current capital levels and anemic profitability, I think it would be hard to justify CVLY’s share repurchase plan on the basis of having capital in excess of expected loan growth. In addition, given how (i) CVLY’s valuation failed to close the gap with the valuation of the Micro Cap Bank Index during either the First Measurement Period or the Second Measurement Period and (ii) how CVLY’s valuation lost ground to the illustrative potential acquirers during the Second Measurement period, it doesn’t seem like CVLY’s share repurchase plans are particularly effective in pumping up the stock price.

However, I think there is a third possible (and likely) reason or justification for CVLY’s share repurchase plans (and one not contemplated by Mr. Buffet): an empty gesture by a Board that cares little for shareholder value. In other words, I think that the most recently announced share repurchase plan is, like the two that proceeded it, a fart in a stiff wind.

As I pointed out in my last letter, you will benefit from a sale, as will Driver, so let’s work to further our own interests as well as those of all shareholders by partnering to find a buyer rather than spending time and effort on unrealistic plans and empty gestures.

#nounearnedindependence

Very truly yours,

/s/ J. Abbott R. Cooper

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